Put a Little Chile in Your Portfolio

SAN DIEGO, October 17, 2007 --

Wireless Fund (NASDAQ:WIREX) Sees Growth in Foreign Markets

If you might be interested in “spicing” up your portfolio with a bit of foreign flavor then we would like to give you some figures to chew on.  At the beginning of 2007 there were roughly 2.2 billion cell phone subscribers worldwide. Experts predict that will jump to 3 billion by the end of this year, with much of the growth to come from new subscribers in countries like India, Africa, China and Latin America.  Wireless subscriber penetration rates in 2006 were approximately 48.3% in Latin America, 24.4% in China and a mere 13.5% in India.  By 2010 penetration rates are expected to rise to 65.5% in Latin America, 36.6% in China, and to 31.5% in India.

NII Holdings, Inc. (NASDAQ:NIHD) formerly Nextel International, Inc., provides digital wireless communication services primarily targeted at meeting the needs of business customers through operating companies located in selected Latin American markets. The Company's principal operations range through Mexico, Brazil, Argentina and Peru. It also provides analog specialized mobile radio in Mexico, Brazil, Peru and Chile.

America Movil, S.A.B. DE C.V. (NYSE:AMX) is a provider of wireless communications services in Latin America. As of June 30, 2007, America Movil had approximately 141.0 million subscribers in Mexico, Brazil, Argentina, Paraguay, Uruguay, Chile, Colombia, Ecuador, Peru, Guatemala, El Salvador, Nicaragua, the Caribbean, the United States, the Dominican Republic, and Puerto Rico.

The Russian market has been the fastest growing mobile market in Europe recently. Russian handset manufacturers are forecasting that Russia will continue to be the largest mobile communication market in Europe with somewhere in excess of 100 million mobile phone users.

Vimpel-Communications (NYSE:VIP) is a Russia-based provider of wireless telecommunications services in Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia under the Beeline brand name. Vimpel offers its services through global system for mobile communications (GSM) and digital advanced mobile phone system (D-AMPS) wireless networks.

Each company discussed in this article was owned by Wireless Fund as of October 17, 2007.  Wireless Fund is available from many of the major mutual fund supermarkets.  More information on the wireless revolution can be found at http://www.wireless-fund.com.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available at http://www.wireless-fund.com or upon request by calling 1-800-590-0898. Please obtain and carefully read the prospectus before investing.

SOURCE: Wireless Fund